2024-25 REPORT

Urvin.Finance


TheTerminal
by Urvin Finance
Empowering retail investors with the data, education, community and tools necessary to level the playing field and prosper.

FINANCIALS

Dear investors,

Urvin Finance remains steadfast in its mission to democratize access to financial tools and strengthen the connection between shareholders and issuers. Our financial results reflect a balance of robust investment in growth and strategic investment, positioning us to deliver value to our stakeholders over the long term. As we navigate the evolving financial landscape, we are committed to transparency, innovation, and empowering the retail investor community that lies at the heart of our platform.

We need your help!

Urvin's investors are the heart of our community, and organic user growth is a key determinant of early stage success. Urvin places significant value on our investors, viewing them not just as financial

significant value on our investors, viewing them not just as financial backers but as central figures in our ecosystem. The more investors are involved, contributing to the direction, culture, or support system of Urvin beyond just funding, the greater the success of the platform - whether as advocates, advisors, or active participants who help build the community's foundation.For an early-stage company such as Urvin, organic growth is critical because it indicates genuine interest, trust, and value in what Urvin offers. It's a sign that the product or service resonates with people, leading them to join and spread the word voluntarily. In startups, sustainable growth driven by users (rather than forced marketing) often predicts long-term viability which is why we need Urvin investors to continue to engage and help grow the company.

Sincerely,

Alexander Cohen

CEO

David Lauer

CTO

How did we do this year?

REPORT CARD

B+

☺ The Good

Technical development of the beta platform was completed with new features and modules capturing an array of market data feeds

Beta launch resulted in the addition of over 20,000 new user accounts to the platform

Voluminous user data and feedback from beta launch informed Urvin's future development and business direction

☹ The Bad

The pace of technical development remains a challenge as the volume of ingested data requires a sophisticated architecture

While user adoption of Urvin's beta release was promising, retention rates are not optimal for compounding user growth.

Organic growth avenues are stagnating and new non-organic, growth channels may be prohibitively expensive..

2024-25 At a Glance

Fiscal Year Ends June 30


$$$$

$124,156

Revenue



-$1,226,022

Net Loss


IOU!



$237,686 **+197X**
Short Term Debt

$2,500,000
Raised in 2024-25



$636,088
Cash on Hand
As of 03/22/25

We ❤ Our 2,079 Investors

Thank You For Believing In Us

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Michael Tranchilla
David Arico
Abdallah M Husein
Jake Stafslien
Ben Fowler

David Basch
Israel Rojas-Moreno
Kacy Ursin
Lucian Cornwall
Paul Osburn
Mark Rustad
Christopher Kosler
Jens Churchill
K C
Christopher Riper
Brad Fortier
Ahmed Ben-Marzouk
Jaesun Chung
Francisco Botet
Scott Manning
Bradley Huckabee
Douglas Thornber
Gareth Alexander
Lisa Haskins
Jordan Jump
Christopher Keep
Samuel Haines
Kelly Runnels
Sheehan Potts
Dmitry Maranik
Eric E Firestone
Jonas Macho
Christian Bucher
John Jalette
Caleb Sng
Benjamin Duckles
Brandon Rich
Wilmot Kidd
Georg Linz
Brandon Mitchell
Nathan Olszko
Mary Ellen McGee
Kaie Robins
James Crowley
Michael Chen
Sean Hibbits
Jacob Reid
Jeremy Heitman
Debra Riddell
Michael Webb
Daniel Lockyer
Sagnik Roy Chowdhury
Erik Berlin
Benjamin Green
Jeff Christman
Niromach Lew
Malcolm Green
William Stanford
Austin Breidenbach
Ryan McFadden
Leonard Moore
Nick Lamart
Adam Rensel
Michael Meredith
Martin Kupsta
Austin Krohn
Timothy Heinze
Ben Pulido
Stephen Tuttle
Niels Bissie
Kyle Magdziak
Petar Dingemans
Abraham Chang
Mark Razonski
Kristófer Vilhjalmsson
Dylan Woodside
Kishan Patel

Alex Dent
Renand Agenor
David Barocio
Kiranmayi Komati
Mallikarjuna Singaraju
Gwen Breault
Shay Olivo
Trevis Carletta
Alan S
Joseph Loos
Mario Cobian
Karl Veggerby
Corey Klawunder
Shashank Uniyal
Patricia Reed
Cody Hines
Ajani Bey
Gary Forster
Josh Smith
Sam Green
Jonas Haan
David Shackelford
Mostert Sven
Jake Grothe
Tiya Lacroix
Slaton Tuggle
Daniel Vidaurre
Laszlo Heredy
Jose Perez
Ryan Hughes
Joseph Koschwanez
Aaron Chanda
Marvin Hagen
Fox Rockefeller
Brandon Thomas
Arjen Meijer
Leopold Fajtak
Joshua Haas
Kyle Kanner
Scott Kilpatrick
Pete Rivett
Ryan Britenriker
Helen Demoz
Lance Salyers
Lukas Block
Stephen Wines
Donald J Jagos
David Johnston
Ryan Van...
Alexander Pearce
Martijn Janssen
Milo Ryerson
Bhavjot S Garcha
Alexandre Gagnon
Jacob Mensing
Jason L Bowman
Daniel Campbell
Luke Garland
Frederick Strickland
Emmitt Miller
Antonia Sophia Reiter
Zachary Tronco
Kevin Johle
Benjamin L Blake
Bastian Schneck
Benjamin Keitt
Joe Kozachek
Todd Murphey
Richard Gorski
Feng Yao
Zachary M Bruner
Matthew Bergmann

Karl Lagman
Trevor P. Roy
James Barber
Scott Pitek
Per Erik Östling
Drake Espenlaub
David Smallwood
Borislav Yanev
Baber Raza
John Nelson
Andrew Morris
Steven Overstreet
Daniel Zhang
Joel Tan Jun Ren
Kai Sainio
Jeffrey Phillip Tipton
Roland Nguyen
David Recchion
Travis G WRIGHT
Neil Jubitz
Aida Franz
Christine Willis
Gary Richardson
Mike Hawkins
Cheri Graves
N Matsuda
Stephen L. Jones
Richard Wettermann
Charles Morris
Jon Nelson
Rafael Delgado
Lucas Ford
Oscar Garcia
Tom Michael Engels
Austin Thorne
Jacque Pruitt
Dmitry Ostrovsky
Kamil Grzych
Ben S
Jason E
Diego Aguilar-Canabal
Darryl McCumber
Justin Soto
James Begg
Jason Glick
Garfield Kwan
Leonard Munzig
Dean D Langenfeld
Scott Hruska
Nick Persson
Gowtham Burle
Frank Lennox
Dylan Maxwell
Efrim Lebovits
Jory Catanzaro
Thomas Thorsell
Frank Fratantonio
Gaston GOMEZ
Devon Kirby
Kirscha Kievits
Michael Schoenberger
Dino Lanzo
Kruno Raič
Kelly Karrow
Joseph Bickel
Jordan Cui
David Sabbann
Esther Marie Lawrence
Hannah Barrego
Justin Poon
Constanze Tschritter
Bradley Finch

Marla MacLennan
Sean Joseph
Daniel Szewczyk
Vivek Philar
Michael Justesen
Michael Helvey
Ryan Mana
Isai Jaimes
Paulo Martins
Lane Miskimins
Todd Shetter
Casey McCutcheon
Fiann O'Hagan
Thomas Pappas
Tory Johansen
Andrew Rosenthal
Brock Napierkowski
Peter Tomasic
Cory GESTWICKI
Steve Selak
Michael Davis
Ryan Collins
Adam Kukert
Daryll Fogal
Ben Johnson
Mike Caddigan
Ken K
Tariq Mohamed
Ariel Bautista
Brett Green
Darius Amos
Michael Zima
Tyler Nakamura
Robert Nichols
Jeff Chaperon
Stefan Harzmann
Matthew McDonald
Tami Guilbault
Jeff Jarrett
Jeremy Beddo
Gord Hunt
Josh Lichy
Victor Tran
Stijn Hoogervorst
Jeff Trotman
Jason Paselk
Alexander M Mulberry
Trevor Miller
Sean Turner
Jim Huang
Peyton Bailey
Nathan Melito
Sofiane Boufenit
Rachel Doan
Christian Mertens
Arne Henschel
Justin Fenner
Taek Lim
Nick Aniello
Kylie Mannion
C D
Andy Evans
Nathan Tabbut
Ryan Hazeltine
Mike Szabados
Patrick Stowe
William Schmidt

Nick Wheat
Manu Awal
Douglas Stenstrom
William James Mohr
Ralph Russo
Lance Creed
W Kim Colich
Drew Ferguson
Gabriel Groff
Chris Crawford
Shrey Patel
Noah GARZA
Karen Van Blarcum
Adan Khan
Henrik Otteborn...
Nathan Bennett
Matthew Meinel
Andreas Knab
Jacob Rhein
Chad Hartman
Jonathon VandenPlas
Amy Walker
Christopher Edenburn
Mike Moore
Peter Von Hofer
Jay Nagy
Quinn Wojcik
Nicolas Haas
John Euill
Joseph Bray
Dane Sullivan
Matthias Naglschmid
Bryan Kluge
Nicholas Bullock
Nathan Cardinal
Natalia Lavric
Josh Rasch
Zach Theurer
Rebecca Cast
Jason Bell
Daniel Labazzo
Brandon Cleary
Thomas Kramer
Etienne Cote
Jordan Owens
Matthew Hunt
Adam Ruck
Harrison Tan
Anthony Koch
Saulius Kovalskas
Mikael Iancu Karlsson
Seth Platt
A Alkhatib
Moises Jesus Jasso
Doug Tomlinson
Nathan Dudden
Cory Dutton
Matthew Cooke
Tarantej Arora
Yancy Tam
Scott Blomenkamp
Rodney C
David Bargmann
John Karlovich
James Rollo
Tyler Mons
Kenny Karsten

W Riel Major
Neal Larcom
Chad Whitely
John Pimentel
Gustavo De Leon
William Mothershed
Matthew Smith
Robert L Vermillion
Robert Swaby
Dominique Guyton
James Vinnicombe
Steven Franzi
Brigette LeVert
Adam Yoelin
Megan Horton
Willem Espag
Harry James Flanagan
Josh Hickman
Miles Jackson
Travis Huhn
Brandon Zabodyn
John McClintock
Michael Laber
Michael S Dickson
Marco Sanchez
Sean Kim
Andrew Dufek
Abdulmalik Almasoud
Elizabeth Sutton
Kai-Daniel Wageringel
Michael Walker
Isaac Dean
Joseph Gugino
Joseph John Ferriero
Jordan Liske
Ilia Iliev
Jason Tobias
Eric Crone
Christopher J Stone
Stefan Grundevik
Andrew W Forbes
Tom Booth
Frederic Ellise
Mario Martinez
Reed Ridenour
Brandon Parks
Justin Allen
Daniel Powell
Jamie Pateman
Paul Jenkins
Matthew Leeper
Jason Logsdon
Trang Hoang
Brandon Truong
Maximus DiSesa
Clay Corbett
John Cole
Matthew Ryznar
Harneil Lilly
Stephen Morgan
Lucas Yeamans
Adam Carlton
Kristofer Mitchener
Steven Brevett
Matthew Lee
Benjamin Prusko
Mark Chancey

Bryan Carper
Dushime Thierry...
Tommy Lasatira
Thomas O'Sullivan
Keith Klug
Timothy Micah Bare
Joseph Cowling
Joshua Fishbein
Hannah Nien
Benjamin Weinberg
Kris Murphy
Daniel Evan Howe
Mukund Lingineni
Carlos Perez
Alexis Wellwood
Cosmin Rares Duca
Josh Peters
Max Turner
Andrew Obrist
Nicolas Stevenson
Stephan Grunwald
Stephen Dunn
Carlos Torres
Wade Atkins
Tristan Bellears
Phillip Worts
Joshua Hertzler
Jeff Kilgore
Christian Mack
Kimari Kubota
George Honeywell
James Greco
Wai Lun Lee
Bartosz Ziolo
Goran Grgić
Benjamin Stephens
Todd Simpson
Dan Paraoaru
Florian Rehberger
Oliver Timm
Sean Moynihan
Jerome El Kholi
Christian Recinos
Brian Austin
Michael Stanowski
Ken Goss
Stefan Freund
Sridhar Vadlamani
Matthew C
Jason Trezil
Sebastian Doll
Keith Ivey
Jason Lee
Albert Sanchez
Catalin Trifan
Ryan Lynch
Liam B
Jonathan Pak
Mario Poneder
Philipp Möller
Jody Phillips
Brian D Wells
Joseph Banter
Sonny Bara
Allen Browne
Luis Gomez
Vicki Haas

Christopher Andrew...
Alexander Avramov
Brubno Viano
Joseph Hanny
Marco Bugno
Shiv Modhvadia
Philip Knox
Jameson Morgan
William Wilkerson
Sarah Hood
Stephen Dalla Lana
Isak Lyckberg
Umit Kangalli
John Lewis
Maciej Gabryel
Christina Buccafurni
David Hoffman
Jonathan Yu
Andrew Farrell
Jake Grothe
Son Hong
Nico P
Susan Shultis
William Millar
Jon A
Kevin Merrick
Leni Herschman
Joshua Reinke
David L Dalconzo
Sara M Burns
Michael Marks
William Moxley
Neal Schuett
Umut Can Dogan
Nancy Gregoire
Drew Vandagriff
Russell Thayer
Brendon Maitland
Julie Lesicki
Chavalit...
Michael Ryan
Matt Hudson
Mathew Pierce
Alexander West
Justin Kinney
Jose Correa
Luke Goudie
Tony C Hernandez
Edward Ellison
Jan Pokorny
Amy Long
Jacob Purdum
Roland Dan
Victor Chaidez
Ryan Dickson
John Mueller
Clayton Milner
Chase Whalen
Justin Doerner
Roland H Mooneyhan
Eric Stamp
Ryan Moore
Bobby Ho
Jerry Maisano
Ron Eck
Darren Jones
Tobias Kohler

Jeff Breit
Joseph Pepper
Michal Nowicki
Marc Robards
Jules Gilimpundu
Justin Smith
Shawn Craig
David Sinclair
Connor Young
Dallon EchoHawk
Alan Jin
James Pak
Peter Katsoulotos
Christine Maar
Adam Harkin
Jarrad Rigano
Jacob D Moomaw
Jamie Fleming
Nicholas Sech
Jarryd Anderson
Jonathan Snyder
Hugues Maignol
Kenneth Paul Golding
Samuel Kelland
Scott Elgram
Thomas Nowak
Ryan Sikorsky
Gregory Arnold
Nam Pham
Ryan Naumu
Carl Richard...
Thomas Tockey
Felix Schlichting
Raja Shah
Heiko LAUG
Phillip Kisembo
Michael Sletten
Eric Alonas
James Colt
Mark Davila
Cameron Schmuecker
Donald R Huff
Radha...
Joshua Czech
Brandon Baker
John Rodgers
Danny Tam
Alex Campos
Gopinath Suryadevara
Cal Dub
Christopher Deigl
Christian Martinez
Alexander Glenn
Tejwinder Sandhu
Roberto Benavides
Dennis Holtgrefe
Lukas Pandzich
William Floyd
Benjamin Hughes
David Flanagan
Michael T
Nicholas Bilotta
Nicholas Evans
Michael Bustos
Stephane Mans-Zunz
Stanley Achille

Thank You!

From the Urvin.Finance Team



Dave Lauer in

CEO

Co-Founder of We The Investors, sits on FINRA Market Reg Committee. Was on board of NEO stock exchange, founded Urvin AI, consulted for large asset managers...



Alexander Cohen in

COO

Winner of 2020's Best Corporate Steward Award from the US Chamber of Commerce, 2019's Best Bootstrap Award from SXSW Pitch, and Co-founder of We The...



Zachary David in

CTO

Co-founder of Urvin AI, built systems for high-frequency trading, trade cost analysis, market manipulation detection. Research consultant for agent-based...

Details

The Board of Directors

Director	Occupation	Joined
David Lauer	CTO @ Urvin Finance	2021
Alex Cohen	CEO @ Urvin Finance	2021

Officers

Officer	Title	Joined
David Lauer	CTO	2021
Alex Cohen	CEO	2021

Voting Power

Holder	Securities Held	Voting Power
David Lauer	2,200,000 Common Stock	31.4%
Alex Cohen	2,200,000 Common Stock	31.4%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
06/2021	$66		Section 4(a)(2)
01/2022	$907,653		4(a)(6)
01/2022	$350,420	Safe	Regulation D, Rule 506(c)
02/2022	$5,650	Safe	Regulation Crowdfunding
03/2022	$3,040	Common Stock	Section 4(a)(2)
10/2022	$557,011		4(a)(6)
03/2023	$550,000	Preferred Stock	Regulation A+
07/2024	$2,500,000	Preferred Stock	Regulation A+

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	12,000,000	7,018,107	Yes
Series Seed Preferred 1	1,200,789	1,200,789	Yes
Series Seed Preferred 2	845,302	845,302	Yes
Series Seed Mango	1,201,008	900,756	Yes

Warrants: 0
Options: 944

Form C Risks:

Technology Adoption: Our success is dependent on our product innovation, including maintaining a robust pipeline of new product features and offerings, and the effectiveness of our product advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing media environment, such as through use of social media and online advertising campaigns and marketing programs. There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in inventory write-offs and other costs.

Managing Team : Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Intellectual Property: Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary

information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Conflicts of Interest : Conflicts of interest may result due to affiliates of management providing services to the Company. The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

Losses : We are currently incurring net losses and expect to continue incurring net losses in the future. Our failure to become profitable could impair the operations of the Company by limiting our access to working capital to operate the Company. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth, or our revenue could decline.

Taxes : We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US. Changes in employment laws or regulation could harm our performance.

Security/Privacy Breaches : Increased IT security threats and more sophisticated cyber crime pose a potential risk to the security of our IT systems, networks, and services, as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees, customers, suppliers or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

Limited Operating History: The Company is an early stage company incorporated on June 28, 2021. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, macroeconimic pressures, such as pandemics and the effects of COVID-19, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

Contractors/Employees : The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Reliance on Third Party Platforms : The Company relies on third-party for hosting and other third party technology vendors for data, payments and financial services. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings. Costs of cloud infrastructure and other third party software services could increase at an unexpected rate and make operating the business become unsustainable.

Reputational Harm
(a) Employee misconduct and unsubstantiated allegations against us could expose us to significant reputational harm.
(b) We are vulnerable to reputational harm, as we operate in an industry where integrity and the confidence of investors in our Programs are of critical importance. If an employee were to

engage in illegal or suspicious activities, or if unsubstantiated allegations are made against us by employees, stockholders or others, we may suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities or allegations), financial position, relationships with key persons and companies in the real estate market, and our ability to attract new investors. Our business often requires that we deal with confidential information. If our employees were to improperly use or disclose this information, we could suffer serious harm to our reputation, financial position and current and future business relationships.
(c) It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could subject us to regulatory sanctions and result in an adverse effect on our reputation and our business.

Relationships : Our business model depends to a significant extent upon strong relationships with key persons and companies. The inability of our executive officers or key personnel to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

Expansion : We may decide to expand into new strategies and geographic markets and may enter into new lines of business, each of which may result in additional risks and uncertainties in our businesses.
(a) If market conditions warrant, we may grow by increasing assets under management in existing businesses and expanding into new strategies and geographic markets and may enter into new lines of business. We may also pursue growth through acquisitions of critical business partners or other strategic initiatives.
(b) Attempts to expand our businesses involve a number of special risks, including some or all of the following:
the required investment of capital and other resources;
the diversion of management's attention from our core businesses;
the levels of experience of our executive officers, investment professionals and senior management in operating new strategies and lines of business;
assumption of liabilities in any acquired business;
unexpected difficulties or the incurrence of unexpected costs associated with integrating and overseeing the operations of new businesses and activities;
entry into geographic markets or lines of business in which we may have limited or no experience;
increasing demands on our operational and management systems and controls;
new strategies or lines of business may provide for less profitable fee structures and arrangements than our existing strategies and lines of business;
compliance with additional regulatory requirements; and
the broadening of our geographic footprint, increasing the risks associated with conducting operations in certain jurisdictions where we currently have no presence.
(c) Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business does not generate sufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not

under our control. Because we have not yet identified these potential new strategies, geographic markets or lines of business, we cannot identify all the risks we may face and the potential adverse consequences on us and your investment that may result from any attempted expansion. The risks described above, including those we cannot identify, may prevent us from growing our business through expanded product offerings or result in unexpected costs that may lead to a decline in our financial position and the value of our equity.

Growth:
(a)The growth of our business depends in large part on our ability to raise capital from investors. If we are unable to raise capital from new or existing investors, we may no longer be able to grow as a company.
(b) Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. Investors may choose not to make investments with alternative asset managers, including sponsors of real estate investment programs and private real estate investment funds, and may choose to invest in asset classes and fund strategies that we do not offer. Poor performance by the Company could also make it more difficult for us to raise new capital. Investors and potential investors continually assess the performance of our Company independently and relative to market benchmarks and our competitors, and our ability to raise capital to support the Company depends on our performance. If economic and market conditions deteriorate, we may be unable to raise sufficient amounts of capital to support the investment activities of our new and future business plans.

Transfer of Shares : There is no public trading market for Urvin Finance securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

Government Regulation/Oversight : We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Company Discretion to Spend Investments : The Company’s management, subject to the supervisory powers of the Board of Directors, has absolute discretion to spend the proceeds of this offering for any general corporate purpose, including but not limited to providing a salary

to corporate officers and the repayment of certain authorized shareholder loans to the Company. The Company's management is committed to the long-term growth of the business and, thus, cannot assure you that the proceeds will yield any return in the short or immediate term, if at all.

Accuracy of Business Projections: We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Return to Investors
(a) The Company currently intends to retain any future earnings and does not expect to make any distributions in the foreseeable future. Investors who anticipate the need for distributions from their investment in the Company should not purchase the securities offered hereby.
(b) THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Dividends : We do not expect to declare dividends in the foreseeable future. We have never declared or paid any cash dividends on our preferred stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, stockholders must rely on sales of their preferred stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Dilution : Your future interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment. Potential investors in this offering do not have preemptive rights to any shares we issue in the future. After your purchase of shares in this round, our board of directors may elect to issue or sell additional shares in future public or private offerings. To the extent we issue additional shares in the future, your percentage ownership interest in us will be diluted.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on

investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's

arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Urvin Finance, Inc.

Delaware Corporation
Organized June 2021
7 employees
6106 32nd St. NW
Washington DC 20015 http://urvin.finance

Business Description

Refer to the Urvin.Finance profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Urvin.Finance has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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